UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NUPATHE INC.

(Name of Subject Company (Issuer))

TRAIN MERGER SUB, INC.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

TEVA PHARMACEUTICAL INDUSTRIES LTD.

(Name of Filing Persons (Parent of Offeror))

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

67059M100

(CUSIP Number of Class of Securities)

Teva Pharmaceutical Industries Ltd.

Train Merger Sub, Inc.

5 Basel Street

P.O. Box 3190

Petach Tikva 49131, Israel

Attention: Austin D. Kim

Phone: 972-3-914-8171

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David Fox

Jeffrey Symons

David Feirstein

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Phone: (212) 446-4800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$269,792,147.54	$34,749.23

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $3.65 net per share in cash and up to $3.15 per share in contingent cash consideration payments and (y) 33,353,736 shares of common stock, par value $0.001 per share (“Shares”) of NuPathe Inc. (“NuPathe”) outstanding as of January 13, 2014, as represented by NuPathe in the Merger Agreement (as defined herein), (ii) the product of (x) 1,222,761 outstanding and unexercised options to acquire Shares as of January 13, 2014, as represented by NuPathe in the Merger Agreement (as defined herein) and (y) the difference between (A) the offer price of $3.65 net per Share and up to $3.15 per share in contingent cash consideration payments and (B) $3.26, which represents the weighted average exercise price of the outstanding and unexercised options as of September 30, 2013, as represented by NuPathe in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 filed by NuPathe with the Securities and Exchange Commission on November 11, 2013 and (iii) the product of (x) 8,190,290 outstanding and unexercised warrants to acquire Shares as of January 13, 2014, as represented by NuPathe in the Merger Agreement (as defined herein) and (y) the difference between (A) the offer price of $3.65 net per Share and up to $3.15 per share in contingent cash consideration payments and (B) $2.08, which represents the weighted average exercise price of the outstanding and unexercised warrants as of September 30, 2013, as determined by representations of NuPathe in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 filed by NuPathe with the Securities and Exchange Commission on November 11, 2013.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, is calculated by multiplying the Transaction Valuation by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 34,749.23	Filing Party: Train Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: January 23, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with any other amendments and supplements thereto, collectively, the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by (i) Train Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Parent”) and (ii) Parent, for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of NuPathe Inc., a Delaware corporation (the “Company”), at a price of $3.65 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share (less any required withholding tax and without interest) in contingent cash consideration payments, upon the terms and conditions set forth in the offer to purchase dated January 23, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

The information set forth in the Offer to Purchaser, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1-9 and 11.

Section 15 “Certain Legal Matters” of the Offer to Purchase, and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference such information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following subsection at the end of such section:

“Litigation. On February 10, 2014, a purported stockholder of NuPathe, who had previously filed a lawsuit in the Delaware County Court of Common Pleas of the Commonwealth of Pennsylvania challenging NuPathe’s proposed transaction with Endo, filed an amended class action complaint in that suit, docketed as Bua v. NuPathe Inc., et al., Dkt. No. 2013-012502 (the “Bua Amended Action”), asserting claims against NuPathe, Purchaser, Teva and each of NuPathe’s directors. The Bua Amended Action purports to be brought individually and on behalf of all public stockholders of NuPathe. The Bua Amended Action alleges that NuPathe’s director defendants breached their fiduciary duties to NuPathe’s stockholders in connection with the Offer and the Schedule 14D-9 filed with the SEC. The Bua Amended Action also asserts that Teva and Purchaser aided and abetted such alleged breach of NuPathe’s director defendants’ fiduciary duties. Based on these allegations, the Bua Amended Action seeks, among other relief, an order declaring the action to be a class action, injunctive relief enjoining preliminarily and permanently the Offer and the Merger, rescinding, to the extent already implemented, the Offer and the Merger or any of the terms thereof or awarding rescissory damages, directing that the defendants account to plaintiff and other members of the class for all damages caused by them and account for all profits and any special benefits obtained as a result of the alleged breaches of their fiduciary duties to the purported stockholder and other members of the putative class, awarding plaintiff the costs of the Bua Amended Action including a reasonable allowance for the expenses of plaintiff’s attorneys and experts, and granting plaintiff and other members of the putative class such further relief as the court deems just and proper.

A copy of the complaint in the Bua Amended Action is filed as Exhibit (a)(5)(C) hereto and is hereby incorporated herein by reference. The foregoing description of the Bua Amended Action is qualified in its entirety by reference to Exhibit (a)(5)(C) hereto.”

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(C)	Amended Complaint filed by Monica Bua in the Court of Common Pleas of Delaware County, Pennsylvania on February 10, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Teva Pharmaceutical Industries Ltd.

By:	/s/ Kobi Altman
Name:	Kobi Altman
Title:	Acting Chief Financial Officer

Train Merger Sub, Inc.

By:	/s/ Austin D. Kim
Name:	Austin D. Kim
Title:	Secretary

Dated: February 11, 2014

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 23, 2014*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instruction for completing the forms*

(a)(1)(G)	Press Release of Teva, dated January 21, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Teva with the Securities and Exchange Commission on January 21, 2014)*

(a)(1)(H)	Press Release of NuPathe, dated January 21, 2014 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by NuPathe with the Securities and Exchange Commission on January 21, 2014)*

(a)(1)(I)	Form of Summary Advertisement, published January 24, 2014 in The New York Times*

(a)(1)(J)	Form of Contingent Cash Consideration Agreement*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex C to the Schedule 14D-9 filed by NuPathe with the Securities and Exchange Commission on January 23, 2014)*

(a)(5)(B)	Questions and Answers, dated January 21, 2014 (incorporated by reference to Exhibit A to the Schedule 14D-9C filed by NuPathe with the Securities and Exchange Commission on January 21, 2014)*

(a)(5)(C)	Amended Complaint filed by Monica Bua in the Court of Common Pleas of Delaware County, Pennsylvania on February 10, 2014.

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated January 17, 2014, by and among Teva, Purchaser, and NuPathe*

(d)(2)	Confidentiality Agreement by and between NuPathe and Teva Pharmaceuticals Inc., dated January 8, 2014 (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by NuPathe with the Securities and Exchange Commission on January 23, 2014)*

(d)(3)	Subordination Agreement, dated as of January 17, 2014, by and among Teva Pharmaceuticals USA, Inc., NuPathe Inc. and Hercules Technology Growth Capital, Inc.*

(d)(4)	Subordinated Promissory Note, dated January 17, 2014, issued by Nupathe to Teva Pharmaceuticals USA, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Denotes such item was previously filed.